Exhibit 99.2

Management’s Discussion and Analysis

for the Three and Six months ended June 30, 2015

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

August 13, 2015

Introduction

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance. The MD&A should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2014 and the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2015 and 2014 and the related notes contained therein. All amounts in this MD&A and in the Condensed interim consolidated financial statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Pan American’s significant accounting policies are set out in Note 2 of the Audited Consolidated Financial Statements.

This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining cost per silver ounce sold", “cash costs per ounce of silver”, “total cost per ounce of silver”, “working capital’, “adjusted earnings” and “basic adjusted earnings per share”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of all-in sustaining cost per silver ounce sold, total cost per ounce of silver, adjusted earnings and basic adjusted earnings per share, as well as the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the unaudited condensed interim consolidated financial Statements.

Any reference to “cash costs” or “cash costs per ounce of silver” in this MD&A should be understood to mean cash costs per ounce of silver, net of by-product credits.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding the risks associated with forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40-F and Annual Information Form on file with the U.S. Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

Core Business and Strategy

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the Nasdaq Global Select Market (“NASDAQ”) Exchange in New York (Symbol: PAAS).

Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

•	Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development

•	Foster positive long term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices

•	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition

•	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of knowledge and experience in all aspects of our business that allows the Company to confidently advance early stage projects through construction and into operation.

Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

Pan American Silver Corp.	4

Q2 2015 Highlights

OperationS & PROJECT DEVELOPMENT

•	Silver Production of 6.65 million ounces

Pan American’s silver production for the three month period ended June 30, 2015 (“Q2 2015”) was 6.65 million ounces, comparable to the 6.56 million silver ounces produced in the three month period ended June 30, 2014 (“Q2 2014”). The 1% quarter over quarter increase was achieved with improved silver production at each of the Company’s mines other than Alamo Dorado, which produced 0.25 million silver ounces less in Q2 2015 than in Q2 2014. The most significant production increases were attributable to the Manantial Espejo and La Colorada mines which increased quarterly silver production from a year ago by 0.09 million ounces and 0.08 million ounces, respectively. The Q2 2015 production brought total silver production for the first half of 2015 (“H1 2015”) to 12.72 million ounces, on pace to achieve the annual forecast of 25.50 to 26.50 million ounces.

•	Cash Costs and AISCSOS targets beaten

Consolidated cash costs, net of by-product credits, for the three and six months periods ended June 30, 2015 of $9.44 and $10.53, respectively, per silver ounce were less than management’s 2015 guidance of $10.80 to $11.80 per ounce. Consolidated all-in sustaining costs per silver ounce sold net of by-product credits (“AISCSOS”) for the three and six months period ended June 30, 2015 were $14.46 and $14.35, respectively, well below the low end of management’s 2015 guidance of $15.50 to $16.50, as provided in the Company’s 2014 year-end MD&A.

•	Significant Progress on the La Colorada Expansion Project

Key components of the expansion project were achieved in Q2 2015 including: commencing with civil earthworks and preliminary concrete placement for the new plant; completing the fabrication and taking delivery of the new hoist; and completing the pilot hole drilling and breaking through 611 meters.

Financial

•	Cost Control Discipline

The Company continued efforts during the quarter on operational optimizations and cost cutting initiatives to align the Company’s financial performance with the prevailing price environment. Consolidated production costs in Q2 2015 were $14.0 million, or 10%, lower than those in Q2 2014. Further, Q2 2015 AISCSOS of $14.46 was 20% lower than the $17.98 in Q2 2014, a decrease partially resulting from a 27% reduction in sustaining capital expenditures and a 4% reduction in direct operating costs.

•	Strong Liquidity and Working Capital Position, and Continued Returns to Shareholders

The Company had cash and short-term investment balances of $274.9 million and working capital of $469.8 million as at June 30, 2015, decreases of $17.5 million and $18.7 million, respectively, from March 31, 2015. The Company had a total debt outstanding of $61.8 million at the end of Q2 2015, a $3.5 million reduction from the $65.3 million at March 31, 2015 The Company’s access to liquidity was strengthened during Q2 2015 by securing a new $300 million revolving credit facility with a syndicate of eight lenders. The Company’s strong balance sheet and positive operating cash flow facilitated the continued return of value to shareholders in Q2 2015 by way of $7.6 million in dividend payments.

Pan American Silver Corp.	5

Q2 2015 Operating Performance

The following table compares silver production and cash costs, net of by-product credits, at each of Pan American’s operations for the respective three and six months periods ended June 30, 2015 and 2014:

	Silver Production (ounces ‘000s)				Cash Costs(1)(2) ($ per ounce)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014	2015	2014	2015	2014
La Colorada	1,320	1,240	2,583	2,441	$7.85	$8.26	$7.80	$8.20
Dolores	1,112	1,050	2,103	2,062	$8.34	$12.36	$8.55	$12.14
Alamo Dorado	773	1,023	1,460	1,934	$15.25	$11.11	$15.59	$10.91
Huaron(2)	938	920	1,839	1,750	$8.96	$11.37	$10.39	$11.64
Morococha(2)(3)	563	540	1,077	1,130	$9.78	$17.91	$13.27	$16.32
San Vicente(4)	1,042	981	2,009	2,022	$11.44	$12.96	$11.99	$12.84
Manantial Espejo	898	810	1,651	1,840	$6.18	$18.31	$9.63	$5.36
Consolidated Total(5)	6,646	6,564	12,723	13,179	$9.44	$12.51	$10.53	$10.58
(1)	Cash costs is a non-GAAP measure. Please refer to the section Alternative Performance (Non-GAAP) Measures for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Unaudited Condensed Interim Consolidated Financial Statements.
(2)	Previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian cash costs for 2014 have been adjusted to correct for this overstatement. The effect of these corrections for Q2 and H1 2014 was as follows: a $0.45 and $0.43 per ounce increase to consolidated cash costs; a $2.88 and $2.76 per ounce increase to Huaron cash costs; and a $1.17 and $1.25 per ounce increase to Morococha cash costs respectively.
(3)	Morococha data represents Pan American's 92.3% interest in the mine's production.
(4)	San Vicente data represents Pan American's 95.0% interest in the mine's production.
(5)	Totals may not add due to rounding.

•	Q2 2015 Silver Production

The graph below presents silver production by mine in Q2 2015:

Pan American Silver Corp.	6

Pan American’s Q2 2015 silver production of 6.65 million ounces was relatively consistent with the 6.56 million ounces produced in Q2 2014. All of the Company’s mines, other than the Alamo Dorado mine, achieved increased quarter over quarter silver production, which more than offset the 0.25 million ounce silver production decrease at Alamo Dorado. The largest quarter over quarter increases in silver production came from the Manantial Espejo and La Colorada mines, which increased their quarterly silver production by 0.09 million ounces and 0.08 million ounces, respectively.

•	Q2 2015 Cash Costs

Consolidated cash costs per ounce of silver in Q2 2015 and H1 2015 were $9.44 per ounce and $10.53 per ounce, respectively, which compared to $12.51 per ounce and $10.58 per ounce in Q2 2014 and H1 2014. The quarter over quarter cash costs decrease resulted from reduced cash costs at each of the Company’s operations other than the Alamo Dorado mine. Each operation’s cash costs are separately discussed in the following Q2 2015 Individual Mine Performance section of this MD&A.

Consolidated cash costs in Q2 2015 decreased from those in Q2 2014 through a combination of a $1.45 per ounce decrease to costs before by-product credits, and a $1.62 per ounce increase in by-product credits. Q2 2015 per ounce costs before by-product credits benefited from both decreased consolidated costs, partially resulting from favorable exchange rate differences, and increased consolidated silver production. The increase to Q2 2015 per ounce by-product credits was largely due to increased copper production at the Morococha mine and from increased gold production at the Manantial Espejo and Dolores mines. The most significant individual contribution to decreased consolidated cash costs was from the Manantial Espejo mine which had a $12.13 per ounce quarter over quarter decrease to its cash costs, resulting from both decreased costs per ounce and increased by-product credits.

•	Q2 2015 Average Market Metal Prices

The following tables set out the average market price for each metal produced in Q2 2015 and H1 2015 together with amounts for the comparable periods in 2014:

	Average Market Metal Prices
	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Silver/ounce	$16.39	$19.62	$16.55	$20.05
Gold/ounce	$1,192	$1,288	$1,206	$1,291
Zinc/tonne	$2,190	$2,073	$2,134	$2,051
Lead/tonne	$1,942	$2,096	$1,873	$2,101
Copper/tonne	$6,043	$6,787	$5,916	$6,916

Pan American Silver Corp.	7

•	Q2 2015 By-Product Production

The following tables set out the Company’s by-product production for Q2 2015 and H1 2015 together with amounts for the comparable periods in 2014:

	By-Product Production
	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Gold - ounces ‘000s (“koz”)	44.4	37.7	81.9	83.6
Zinc - tonnes ‘000s (“kt”)	9.2	11.4	18.5	22.8
Lead - kt	3.5	4.0	7.0	7.6
Copper - kt	4.3	1.9	7.4	3.6

In Q2 2015 consolidated gold production increased by 6.7koz or 18% compared to Q2 2014. The increase was primarily the result of Manantial Espejo producing 4.9koz more gold as a result of higher gold grades. Similarly, the Q2 2015 gold production at the Dolores mine increased by 3.2koz or 19% from Q2 2014, primarily due to improved gold grades, partially offset by reduced gold recoveries.

Consolidated copper production primarily from the Company’s Peruvian operations in Q2 2015 was 4.3kt, a 126% increase from the 1.9kt produced in Q2 2014. The increase was mostly attributable to the Morococha mine, which produced more than five times the amount of copper produced in Q2 2014, a result of significantly increased copper grades and recoveries. Copper production at the Huaron mine in Q2 2015 increased 31% from Q2 2014, due primarily to higher grades.

Consolidated zinc production in Q2 2015 decreased by 2.2kt from Q2 2014 production. The decreased zinc production was largely the result of lower grades at both the Morococha and Huaron mines compared to Q2 2014. Quarter over quarter consolidated lead production decreased 0.5kt or 13% as lower grades and recoveries at Morococha were partially offset by higher grades at San Vicente and Huaron.

•	Q2 2015 AISCSOS

The following table reflects the quantities of payable silver sold and AISCSOS at each of Pan American’s operations for Q2 2015 and H1 2015, as compared to the same periods in 2014.

	Payable Silver Sold (ounces ‘000s)				AISCSOS(1) (2) ($ per ounce)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014	2015	2014	2015	2014
La Colorada	1,305	1,172	2,616	2,335	9.68	12.20	9.57	11.36
Alamo Dorado	718	1,012	1,508	2,020	16.62	10.85	15.53	10.65
Dolores	1,110	909	2,260	1,977	13.78	28.80	8.94	24.90
Huaron	764	836	1,498	1,488	14.11	16.79	15.51	18.18
Morococha	482	521	979	1,018	15.18	25.26	19.10	22.29
San Vicente (2)	1,247	542	1,834	2,024	11.88	18.45	12.22	15.48
Manantial Espejo	912	1,120	1,717	1,985	16.52	12.96	17.15	9.48
Consolidated Total (3)	6,538	6,113	12,413	12,848	14.46	17.98	14.35	16.45

(1)	AISCSOS is a non-GAAP measure. Please refer to the section “Alternative Performance (Non-GAAP) Measures” for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2015 and 2014. Corporate general and administration (“G&A”) costs are included in the Consolidated AISCSOS, but not allocated in calculating AISCSOS for each operation.

Pan American Silver Corp.	8

(2)	In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company’s San Vicente operation compared to the Company’s other operations. As such previously reported AISCSOS for the San Vicente operation have been revised to quantify AISCSOS with a methodology consistent with that used by Company’s other operations. The effect of this revision for the three and six months ended June 30, 2014 was a $0.25 and $0.37 decrease to the Company’s previously reported consolidated AISCSOS of $18.23 and $16.82 respectively. The San Vicente mine AISCSOS decreased by $2.78 and $ 2.33 for the three and six months ended June 30, 2014.
(3)	Totals may not add due to rounding.

Consolidated AISCSOS for Q2 2015 and H1 2015 were $14.46 and $14.35, respectively, a 20% and 13% reduction from AISCSOS of $17.98 and $16.45 in the respective 2014 comparative periods. The decline in quarter over quarter AISCSOS resulted primarily from: (i) a 7% increase the volume of payable silver ounces sold in Q2 2015 compared to Q2 2014; (ii) a reduction in negative net realizable value adjustments to inventories (“NRV” adjustments), which had a $0.23 per ounce unfavorable effect in Q2 2015 compared to a $1.64 per ounce unfavorable effect in Q2 2014; (iii) a 27% reduction in sustaining capital; and (iv) a 4% decrease in direct operating costs. These factors were partially offset by the impact of increased smelting, refining and selling charges.

•	Q2 2015 Individual Mine Performance

An analysis of each operation for the three and six months ended June 30, 2015 follows, as compared to the operating performance for the respective periods of 2014. Reported metal figures in the tables in this section reflect actual volumes of metals produced.

Pan American Silver Corp.	9

La Colorada mine

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Tonnes milled - kt	124.5	118.6	239.6	232.8
Average silver grade – grams per tonne	365	361	372	363
Average silver recovery - %	90.2	90.1	90.1	90.0
Production:
Silver – koz	1,320	1,240	2,583	2,441
Gold – koz	0.67	0.61	1.28	1.31
Zinc – kt	2.06	1.92	4.11	3.81
Lead – kt	1.00	0.92	1.98	1.91

Cash cost per ounce net of by-products(1)	$7.85	$8.26	$7.80	$8.20

AISCSOS(2)	$9.68	$12.20	$9.57	$11.36

Payable silver sold - koz	1,305	1,172	2,616	2,335

Sustaining capital - (’000s)(3)	$2,125	$4,918	$4,186	$7,814
(1)	Cash costs is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed reconciliation of this measure to our cost of sales.
(2)	AISCSOS is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2015 and 2014.
(3)	Sustaining capital expenditures excludes $7.0 million and $15.7 million of investing activity cash outflow in Q2 2015 and H1 2015, respectively ($3.8 million and $7.5 million in Q2 2014 and H1 2014, respectively) related to investment capital incurred on the expansion project as disclosed in the Project Development Update and Alternative Performance (non-GAAP) Measures sections of this MD&A.

The La Colorada mine produced 6% more silver in Q2 2015 than in Q2 2014, primarily as a result of both increased throughput and silver grades.

The Q2 2015 cash costs of $7.85 per ounce were 5% lower than the $8.26 per ounce cash costs in Q2 2014. As increased maintenance costs were partially offset by certain consumable cost reductions and favorable currency exchange the quarter over quarter direct operating costs remained relatively consistent. As such, the decrease to cash costs was largely due to higher silver production and from increased by-product credits, driven primarily by increased zinc production and prices from those a year ago.

Q2 2015 AISCSOS decreased by 21% to $9.68 from $12.20 in Q2 2014 due primarily to a $2.8 million decrease in sustaining capital expenditures and an 11% increase in the amount of payable silver ounces sold from Q2 2014 levels.

Sustaining capital expenditures at La Colorada during Q2 2015 totalled $2.1 million, the majority of which was spent on exploration drilling, mine equipment replacement and rehabilitation, processing plant infrastructure, and access road upgrades.

Pan American Silver Corp.	10

Dolores mine

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Tonnes milled - kt	1,583.0	1,523.7	3,066.2	3,065.9
Average silver grade – grams per tonne	45	38	46	38
Average gold grade – grams per tonne	0.54	0.42	0.55	0.40
Average silver recovery - %	48.7	57.0	46.5	55.6
Average gold recovery - %	72.8	82.6	70.3	86.6
Production:
Silver – koz	1,112	1,050	2,103	2,062
Gold – koz	20.17	16.96	38.35	33.39

Cash cost per ounce net of by-products(1)	$8.34	$12.36	$8.55	$12.14

AISCSOS(2)	$13.78	$28.80	$8.94	$24.90

Payable silver sold - koz	1,110	909	2,260	1,977

Sustaining capital - (’000s)(3)	$6,122	$6,406	$11,032	$12,844
(1)	Cash costs is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed reconciliation of this measure to our cost of sales.
(2)	AISCSOS is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2015 and 2014.
(3)	Sustaining capital expenditures excludes $4.8 million and $12.8 million of investing activity cash outflow in Q2 2015 and H1 2015, respectively ($9.1 and $18.7 million in Q2 2014 and H1 2014, respectively) related to investment capital incurred on Dolores expansion projects as disclosed in the Project Development Update and Alternative Performance (non-GAAP) Measures sections of this MD&A.

Silver production at Dolores in Q2 2015 increased 6% from that in Q2 2014, a result of increased silver grades and throughput partially offset by lower recoveries that resulted from the sequencing of ore stacking and leaching on the leach pads.

Cash costs of $8.34 per ounce in Q2 2015 were $4.02 per ounce lower than those in Q2 2014. The 33% decrease in cash costs was the combined result of a 10% decrease in costs before by-product credits per ounce, driven largely by reduced costs of certain consumables and favorable currency exchange, and a 4% increase in by-product credits per ounce that resulted from a 19% increase in gold production. The higher gold production was the result of processing higher gold grades, partially offset by lower recoveries.

Q2 2015 AISCSOS decreased by 52% to $13.78 from $28.80 in Q2 2014 due primarily to NRV inventory adjustments, which had a $0.01 per ounce favorable effect in Q2 2015 compared to an $8.97 per ounce unfavorable effect in Q2 2014. Other factors that improved AISCSOS in Q2 2015 included the combined impact of higher by-product gold credits, an increase in the quantity of payable silver ounces sold from Q2 2014 levels and lower sustaining capital expenditures.

Q2 2015 sustaining capital expenditures at Dolores totalled $6.1 million, the vast majority of which was comprised of pre-stripping activities, as well as investments in exploration, surface water diversion upgrades, mine and process equipment, and site access improvements.

Pan American Silver Corp.	11

Alamo Dorado mine

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Tonnes milled - kt	467.1	455.7	919.9	805.4
Average silver grade – grams per tonne	59	83	60	90
Average gold grade – grams per tonne	0.22	0.40	0.22	0.40
Average silver recovery - %	80.6	81.7	80.8	81.4
Production:
Silver – koz	773	1,023	1,460	1,934
Gold – koz	2.81	4.77	5.87	8.28

Cash cost per ounce net of by-products(1)	$15.25	$11.11	$15.59	$10.91

AISCSOS(2)	$16.62	$10.85	$15.53	$10.65

Payable silver sold - koz	718	1,012	1,508	2,020
Sustaining capital - (’000s)	$-	$115	$-	$205
(1)	Cash costs is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed reconciliation of this measure to our cost of sales.
(2)	AISCSOS is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2015 and 2014.

As anticipated, Alamo Dorado silver production in Q2 2015 was significantly lower than that in Q2 2014. Despite higher throughput rates, quarter over quarter silver production declined by 24% due to an expected decline in silver grades, as the open pit mining is nearing completion.

Cash costs for Q2 2015 were $15.25 per ounce, an increase of $4.14 per ounce from the $11.11 per ounce a year ago. The increase to cash costs was primarily attributable to the decreased silver production partially offset by reduced operating costs achieved with less total tonnes being mined, reduced costs of certain consumables and favorable currency exchange rates. Additionally, by-product credits declined by $1.56 per ounce from Q2 2014 as a result of both lower gold production and gold prices.

Q2 2015 AISCSOS increased by 53% to $16.62 from $10.85 in the comparable quarter of 2014 due primarily to a 29% decrease in the amount of payable silver ounces sold from Q2 2014 levels, and declined per ounce by-product credits applied to decreased direct costs per ounce

No capital expenditures were made at Alamo Dorado during Q2 2015.

Pan American Silver Corp.	12

Huaron mine

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Tonnes milled - kt	230.4	221.0	453.9	430.2
Average silver grade – grams per tonne	156	156	154	151
Average zinc grade – %	2.26	2.53	2.32	2.50
Average copper grade – %	1.03	0.88	1.00	0.81
Average silver recovery - %	82.8	83.8	83.4	83.5
Production:
Silver – koz	938	920	1,839	1,750
Gold – koz	0.30	0.28	0.62	0.57
Zinc – kt	3.15	3.90	6.56	7.50
Copper – kt	1.87	1.43	3.50	2.62
Lead – kt	1.71	1.60	3.32	3.03

Cash cost per ounce net of by-products(1) (2)	$8.96	$11.37	$10.39	$11.64

AISCSOS(3)	$14.11	$16.79	$15.51	$18.18

Payable silver sold - koz	764	836	1,498	1,488
Sustaining capital - (’000s)	$2,562	$3,719	$4,880	$8,031
(1)	Previously reported cash costs per ounce for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian cash costs for Q2 2014 have been adjusted to correct for this overstatement. The effect of these corrections was a $2.88 and $2.76 per ounce increase to Huaron’s Q2 2014 and H1 2014 cash costs per ounce.
(2)	Cash costs is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed reconciliation of this measure to our cost of sales.
(3)	AISCSOS is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2015 and 2014.

Q2 2015 silver production at Huaron was 2% higher in Q2 2015 than in Q2 2014, primarily as a result of increased throughput rates.

Cash costs of $8.96 per ounce in Q2 2015 were $2.41 per ounce lower than those in Q2 2014. The 21% decrease in cash costs was the combined result of a $3.22 per ounce decrease in costs before by-product credits, largely due to reduced costs realized by improved productivities obtained through the multi-year mechanization initiatives and favorable currency exchange rates, partially offset by a $0.81 per ounce decrease in by-product credits from Q2 2014 levels. The decrease in by-product credits was primarily attributable to decreased zinc production and lower lead and copper prices, which was partially offset by increased copper and lead production.

Q2 2015 AISCSOS fell by 16% to $14.11 from $16.79 in the comparable quarter of 2014 due primarily to decreases in direct operating costs, sustaining capital expenditures, and smelting and refining charges, partially offset by lower by-product credits and a 9% decrease in the amount of payable silver ounces sold from Q2 2014 levels.

Sustaining capital expenditures during Q2 2015 totaled $2.6 million at the Huaron mine and related primarily to equipment refurbishments and replacements, as well as exploration drilling.

Pan American Silver Corp.	13

Morococha mine(1)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Tonnes milled - kt	163.6	132.8	308.5	272.2
Average silver grade – grams per tonne	127	150	128	153
Average copper grade - %	1.67	0.52	1.47	0.54
Average zinc grade - %	2.48	3.84	2.67	3.76
Average silver recovery - %	84.8	85.4	84.8	86.0
Production:
Silver – koz	563	540	1,077	1,130
Gold – koz	0.99	0.56	1.62	1.07
Zinc – kt	2.35	4.04	5.03	8.13
Lead – kt	0.52	1.29	1.28	2.38
Copper – kt	2.37	0.43	3.85	0.95

Cash cost per ounce net of by-products (2) (3)	$9.78	$17.91	$13.27	$16.32

AISCSOS(4)	$15.18	$25.26	$19.10	$22.29

Payable silver sold - koz	482	521	979	1,018
Sustaining capital - (’000s)	$1,430	$3,307	$3,323	$5,126
(1)	Production figures are for Pan American’s 92.3% share only.
(2)	Previously reported cash costs per ounce for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian cash costs for Q2 2014 have been adjusted to correct for this overstatement. The effect of these corrections was a $1.17 and $1.25 per ounce increase to Morococha’s Q2 2014 and H1 2014 cash costs per ounce.
(3)	Cash costs is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed reconciliation of this measure to our cost of sales.
(4)	AISCSOS is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2015 and 2014.

The Morococha mine produced 4% more silver in Q2 2015 than in Q2 2014, a result of a 23% increase in throughput, offset by a 15% decrease in silver grades attributable to mine sequencing into higher copper grade zones.

Cash costs of $9.78 per ounce in Q2 2015 were $8.13 per ounce lower than those in Q2 2014, a 45% decrease. The decrease in cash costs was driven by an $11.74 per ounce increase in by-product credits and an 11% reduction in direct operating costs driven by improved productivities obtained through mechanization initiatives and favorable currency exchange rates, partially offset by an increase in smelting costs. The large increase to by-product credits was entirely attributable to the significant increase in copper production, which was more than 5.5 times higher than production in Q2 2014. This copper production improvement to by-product credits was partially offset by lower average copper prices, and lower zinc and lead production and higher smelting costs.

Q2 2015 AISCSOS decreased by 40% to $15.18 from $25.26 in Q2 2014, primarily due to the increased by-product credits from increased copper production. Also benefitting Q2 2015 AISCSOS were decreases to direct operating costs and sustaining capital, partially offset by a 7% decrease in the amount of payable silver ounces sold from Q2 2014 levels.

Sustaining capital expenditures during Q2 2015 totalled $1.4 million at the Morococha mine and related primarily to equipment refurbishments and replacements as well as exploration drilling.

Pan American Silver Corp.	14

San Vicente mine (1)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Tonnes milled - kt	80.8	83.8	158.5	163.1
Average silver grade – grams per tonne	430	391	423	416
Average zinc grade - %	2.71	2.27	2.30	2.61
Average silver recovery - %	93.9	93.1	93.6	92.8
Production:
Silver – koz	1,042	981	2,009	2,022
Zinc – kt	1.67	1.54	2.80	3.35
Lead – kt	0.25	0.15	0.43	0.29

Cash cost per ounce net of by-products (2)	$11.44	$12.96	$11.99	$12.84

AISCSOS(3)	$11.88	$18.45	$12.22	$15.48

Payable silver sold - koz	1,247	542	1,834	2,024

Sustaining capital - (’000s)	$1,019	$809	$1,483	$1,595
(1)	Production figures are for Pan American’s 95.0% share only.
(2)	Cash costs is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed reconciliation of this measure to our cost of sales.
(3)	AISCSOS is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2015 and 2014.
(4)	In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company’s San Vicente operation compared to the Company’s other operations. As such previously reported AISCSOS for the San Vicente operation have been revised to quantify AISCSOS with a methodology consistent with that used by Company’s other operations. The effect of this revision for the three and six months ended June 30, 2014 was a $2.78 and $ 2.33, respectively.

Silver production at the San Vicente mine in Q2 2015 was 6% more than that produced in Q2 2014. The increased silver production was primarily attributable to the 10% improvement in silver grades resulting from mine sequencing. Throughput rates in Q2 2015 fell 4% and recoveries remained relatively stable compared to Q2 2014.

San Vicente’s Q2 2015 cash costs of $11.44 per ounce were 12% lower than the $12.96 per ounce cash costs in Q2 2014. The $1.52 per ounce decrease was the combined result of a $1.00 per ounce decrease in costs before by-product credits resulting from the increased silver production, and a $0.52 per ounce increase in by-product credits. The increase to by-product credits was attributable to increases in zinc and lead production, and higher average zinc prices, partially offset by decreased average lead prices.

Q2 2015 AISCSOS decreased by 36% to $11.88 from $18.45 in the comparable quarter of 2014 due primarily to a 130% increase in the quantity of payable silver ounces sold compared to Q2 2014 levels and higher by-product credits, partially offset by increased direct operating costs.

Sustaining capital expenditures at San Vicente during Q2 2015 totalled $1.0 million and were comprised mainly of infrastructure investments and equipment rebuilds.

Pan American Silver Corp.	15

Manantial Espejo mine

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Tonnes milled - kt	182.3	191.9	381.4	383.1
Average silver grade – grams per tonne	174	147	149	160
Average gold grade – grams per tonne	3.64	2.46	3.00	3.15
Average silver recovery - %	91.9	91.4	91.8	91.9
Average gold recovery - %	95.2	95.1	94.9	95.5
Production:
Silver – koz	898	810	1,651	1,840
Gold – koz	19.45	14.51	34.14	38.96

Cash cost per ounce net of by-products (1)	$6.18	$18.31	$9.63	$5.36

AISCSOS(2)	$16.52	$12.96	$17.15	$9.48

Payable silver sold - koz	912	1,120	1,717	1,985

Sustaining capital - (’000s)	$4,488	$5,136	$9,367	$13,492
(1)	Cash costs is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed reconciliation of this measure to our cost of sales.
(2)	AISCSOS is a non-GAAP measure. Please refer to the Alternative Performance (non-GAAP) Measures section for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2015 and 2014.

Manantial Espejo’s Q2 2015 silver production was 11%, or 0.09 million ounces more than Q2 2014 silver production. The increased production was the combined result of an 18% improvement in silver grades resulting from mine sequencing that accessed higher-grade open pit mining ore zones during the quarter, offset by a 5% decrease in throughput largely due to a 10-day work stoppage following a fatal accident at the mine.

Cash costs of $6.18 per ounce in Q2 2015 were $12.13 per ounce lower than those in Q2 2014. The 66% decrease in cash costs was the combined result of a $9.38 per ounce decrease in costs before by-product credits, due to increased silver production from mine sequencing, and a $2.75 per ounce increase in by-product credits. The increased by-product credit per ounce was attributable to the 34% increase in gold production which resulted from processing higher gold grades from mine sequencing, partially offset by lower gold prices.

Q2 2015 AISCSOS increased by 27% to $16.52 from $12.96 in Q2 2014 due primarily to: lower gold by-product credits, resulting from 27% fewer gold ounces being sold compared to Q2 2014 and lower realized gold prices, and a 19% decrease in the quantity of payable silver ounces sold compared to Q2 2014 levels. These impacts were partially offset by lower direct operating costs and sustaining capital, reduced by the negative impacts of NRV adjustments in Q2 2015 compared to Q2 2014.

Sustaining capital expenditures at Manantial Espejo during Q2 2015 totalled $4.5 million and consisted mainly of capitalized open-pit pre-stripping and exploration drilling.

Pan American Silver Corp.	16

2015 Operating Outlook

Q2 2015 consolidated silver production of 6.65 million ounces brought year-to-date silver production to 12.72 million ounces for H1 2015, which is in line with the production rate required to achieve management’s full year forecast range of 25.50 to 26.50 million silver ounces. With the expected silver production for the remainder of the year management reaffirms the annual production forecast as indicated in the 2014 year end MD&A. Similarly, H1 2015 gold production of 81.9koz was also in line with management’s expected annual gold production forecast of between 165koz to 170koz. As copper production in H1 2015 was well ahead of management’s original expectation, and in consideration of the revised mine plan at Morococha, the annual copper production forecast for 2015 has been revised to between 14.00kt to 15.00kt, a 75% increase from the low end of the 8.00kt to 8.50kt originally forecast for the year. Zinc and lead production in H1 2015 was slightly less than the expected annual production rate largely a result of the increased copper production at Morococha. As such management’s 2015 annual zinc and lead production forecast is now 37.00kt to 39.00kt and 13.00kt to 13.50kt, respectively, a reduction from the 41.00kt to 43.00kt and 14.50kt to 15.00kt originally forecast, respectively. Cash costs in H1 2015 of $10.53 per ounce and AISCSOS of $14.35 were both an improvement over management’s 2015 full year forecast of $10.80 to $11.80 per ounce and $15.50 to $16.50 per ounce, respectively. At the date of this MD&A, management reaffirms the guidance for cash costs per ounce and AISCSOS for the full year of 2015 as presented in the 2014 Annual MD&A.

Total sustaining capital investments for Q2 2015 was $17.7 million, while investment (project development) capital totaled $12.3 million. H1 2015 sustaining and investment capital was $34.3 million and $24.3 million, respectively, in line with management’s plans and forecasts for the full 2015 year. Management continues to expect sustaining capital and investment project capital for 2015 to be approximately $71.0 to $84.0 million, and $90.0 to $97.0 million, respectively.

Q2 2015 Project Development Update

The following table reflects the amounts spent at each of Pan American’s significant projects in Q2 2015 as compared to Q2 2014, and in H1 2015 as compared to H1 2014:

Project Development (‘000s)	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Dolores Projects	$4,710	$9,096	$9,701	$18,661
La Colorada Expansion	7,070	3,822	14,640	7,450
Navidad (1)	1,906	1,003	4,562	1,781
Total	$13,686	$13,921	$28,903	$27,892
(1)	Development spending at Navidad is expensed as incurred which will continue until such time a change in circumstances regarding the project warrant project costs being capitalized.

•	La Colorada Expansion Project

Pan American invested $7.6 million in Q2 2015 comprised largely of: (i) purchase of process equipment and commencement of construction of the new sulphide flotation process plant; (ii) completion of drilling of the pilot hole for the new shaft; (iii) continued engineering of the new shaft structures and furnishings; (iv) underground mine development; and (v) development of project site infrastructure and related indirect costs.

Pan American Silver Corp.	17

There was $7.0 million of investing activity cash outflows relating to the expansion project in Q2 2015 resulting from investments and changes in accounts payable during the quarter.  The following progress on the expansion project was achieved during the quarter:

•	Received the necessary construction permits and commenced the civil earthworks and preliminary concrete placement for the new sulphide flotation process plant;

•	Completed the fabrication of the new 10 ft. diameter hoist and delivered it to the site;

•	Completed the shaft pilot hole to breakthrough at 611 meters;

•	Completed 525 meters of underground development in support of the future mine production increase;

•	Continued detail engineering of the new powerline, established the routing, and commenced negotiations for the right of way with landowners.

In the third quarter of the year (“Q3 2015”) the construction of the new sulphide plant will continue with the planned completion of the plant expected by mid-2016. The reaming of the shaft to the full diameter of 5.1 meters will commence and continue throughout much of the remainder of the year. The headframe and shaft Galloway will be fabricated in-country, and installation of the hoist will commence.

•	Dolores Projects

Pan American invested $4.7 million relating to Dolores projects in Q2 2015 comprised predominantly of approximately $2.9 million invested in the new power line development, with the remainder of the investment relating mostly to 170 meters of advancement on the new underground ramp development.

Work continued on the new powerline during the second quarter with advances made on the Dolores transformer station and digging holes for power poles in anticipation of the environmental permit which is now expected in the third quarter of 2015. Construction completion continues to be expected by mid-2016.

With regard to the new pulp agglomeration plant project, basic engineering and site geotechnical investigations were conducted during Q2 2015. In Q3 2015 engineering will advance, and some long-lead procurement activities will commence.

There were $4.8 million of investing activity cash outflows relating to Dolores projects in Q2 2015 resulting from investments and changes in accounts payable during the quarter.

Pan American Silver Corp.	18

Overview of Q2 2015 Financial Results

•	Quarterly Information

The following tables set out selected quarterly results for the past ten quarters, which are stated in thousands of USD, except for the per share amounts. The dominant factors affecting results in the quarters presented below are volatility of metal prices realized, industry wide cost pressures, and the timing of the sales of production which varies with the timing of shipments. The fourth quarter of 2014 included impairment charges related to Dolores, Manantial Espejo, Alamo Dorado and certain exploration and development properties including Navidad. The fourth quarter of 2013 included impairment charges to Dolores, and the second quarter of 2013 included impairment charges to Dolores and certain exploration and development properties.

2015	Quarter Ended (unaudited)
(In thousands of USD, other than per share amounts)	March 31	June 30
Revenue	$178,125	$174,189
Mine operating earnings (loss)	$2,630	$(952)
Attributable loss for the period	$(19,371)	$(7,322)
Basic loss per share	$(0.13)	$(0.05)
Diluted loss per share	$(0.13)	$(0.05)
Cash flow from operating activities	$11,946	$20,577
Cash dividends paid per share	$0.125	$0.05
Other financial information
Total assets		$1,959,574
Total long term financial liabilities		$76,831
Total attributable shareholders’ equity		$1,510,345

2014	Quarter Ended (unaudited)				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$209,734	$200,847	$178,265	$163,096	$751,942
Mine operating earnings (loss)	$31,576	$10,245	$(12,378)	$(21,369)	$8,073
Attributable earnings (loss) for the period	$6,844	$(5,472)	$(20,254)	$(526,706)	$(545,588)
Basic earnings (loss) per share	$0.05	$(0.04)	$(0.13)	$(3.48)	$(3.60)
Diluted earnings (loss) per share	$0.05	$(0.04)	$(0.15)	$(3.48)	$(3.60)
Cash flow from operating activities	$36,125	$48,895	$38,345	$823	$124,188
Cash dividends paid per share	$0.125	$0.125	$0.125	$0.125	$0.50
Other financial information
Total assets					$2,017,873
Total long term financial liabilities					$79,823
Total attributable shareholders’ equity					$1,563,092

Pan American Silver Corp.	19

2013	Quarters Ended (unaudited)				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$243,012	$175,576	$213,556	$192,360	$824,504
Mine operating earnings	$74,816	$3,814	$33,934	$18,955	$131,519
Attributable earnings (loss) for the period	$20,148	$(186,539)	$14,154	$(293,615)	$(445,851)
Basic earnings (loss) per share	$0.13	$(1.23)	$0.09	$(1.94)	$(2.94)
Diluted earnings (loss) per share	$0.10	$(1.23)	$0.09	$(1.94)	$(2.96)
Cash flow from operating activities	$32,251	$469	$40,730	$46,156	$119,606
Cash dividends paid per share	$0.125	$0.125	$0.125	$0.125	$0.50
Other financial information
Total assets					$2,767,456
Total long term financial liabilities					$110,088
Total attributable shareholders’ equity					$2,182,334

•	Income Statement: Q2 2015 versus Q2 2014

A net loss of $7.3 million recorded in Q2 2015 compared to a net loss of $5.7 million in Q2 2014, which corresponds to basic losses per share of $0.05 and $0.04 in Q2 2015 and Q2 2014, respectively.

The following table highlights the key items that resulted in the net loss in Q2 2015 as compared to the net loss recorded in Q2 2014:

Q2 2014 net loss (in thousands of USD)		$(5,679)
Decreased revenue:
Lower realized metal prices	$(27,433)
Higher quantities of metal sold	13,478
Increased settlement adjustments	(8,130)
Increased treatment and refining charges	(4,574)
Total decrease in Q2 revenue		$(26,658)
Decreased cost of sales:
Lower production costs and royalty charges	$13,852
Lower depreciation and amortization	1,609
Total decrease Q2 in cost of sales		$15,461
Decreased income taxes		9,521
Increased gain on commodity contracts, asset sales and derivatives		2,248
Decreased interest and finance expense		1,299
Decreased general and administrative expense		920
Decreased foreign exchange gain		(2,386)
Decreased other and investment income, net		(1,833)
Increased exploration and project development expense		(192)
Q2 2015 net loss		$(7,299)

The majority of the $1.6 million quarter over quarter increase to net loss was due to $11.2 million less in mine operating earnings, which was primarily attributable to lower realized metal prices in Q2 2015 compared to metal prices in Q2 2014. Partially offsetting these negative impacts on revenue were positive variances in production costs (partially resulting from favorable exchange rate differences), income taxes and gains on commodity contracts.

Revenue for Q2 2015 was $174.2 million, a 13% decrease from the $200.8 million of revenue recognized in Q2 2014. The major factors behind the revenue decrease were a $27.4 million price variance from lower metal prices realized for all metals, except zinc, an $8.1 million increase in negative settlement adjustments and a $4.6 million negative variance in treatment and refining charges. Offsetting these revenue effects was a positive $13.5 million variance from higher quantities of silver and copper sold, net of lower quantities of other metals sold, most predominantly zinc.

Pan American Silver Corp.	20

The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter.

	Realized Metal Prices				Quantities of Metal Sold
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014	2015	2014	2015	2014
Silver(1) – ounces	$16.36	$19.58	$16.39	$19.79	6,538	6,113	12,413	12,848
Gold(1) – ounces	$1,194	$1,289	$1,211	$1,286	42.7	43.1	91.9	89.8
Zinc(1) – tonnes	$2,228	$2,064	$2,118	$2,051	6.8	9.2	15.4	18.8
Lead(1) – tonnes	$2,023	$2,070	$1,858	$2,085	3.5	3.8	6.7	7.0
Copper(1) – tonnes	$5,848	$6,790	$5,643	$6,877	3.5	1.8	6.2	3.1

(1)	Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.

Realized prices for all metals sold, other than zinc, decreased from those realized in Q2 2014. Silver, copper and gold prices experienced the most significant decreases, falling 16%, 14% and 7%, respectively. Silver sales volumes in Q2 2015 were 7% higher than Q2 2014 volumes, the combined result of increased quarter over quarter silver production and the build-up of silver inventories at certain mines in Q2 2014. Copper sales volumes in Q2 2015 were almost twice Q2 2014 copper sales, a direct result of the increased copper production, while Q2 2015 zinc sales volumes were down 27% from Q2 2014 as a result of the decreased quarter over quarter zinc production.

Mine operating losses of $1.0 million in Q2 2015 were $11.2 million lower than the $10.2 million of mine operating earnings generated in Q2 2014. Mine operating earnings are equal to revenue less cost of sales, substantially the same as gross margin. The decrease in mine operating earnings was primarily the result of the $26.7 million lower revenues previously discussed. Quarter over quarter production costs decreased by $14.0 million primarily as a result of: $8.5 million less in negative NRV adjustments to inventory; production cost reductions from Q2 2014 levels at certain mines, particularly at the Dolores and Peruvian mines (partially resulting from favorable exchange rate differences); and lower quarter over quarter quantities of metal sold at certain mines, particularly at Manantial Espejo. Q2 2015 royalties remained relatively consistent with those in Q2 2014, while depreciation and amortization of $36.7 million was 4% less than the $38.3 million in Q2 2014.

General and administrative (“G&A”) expense, including share-based compensation expense, was $4.8 million in Q2 2015 compared to a $5.7 million expense recorded in Q2 2014. As the majority of G&A expenses are Canadian dollar (“CAD”) denominated, the quarter to quarter decrease in G&A was primarily driven by the devaluation in the CAD from Q2 2014 to Q2 2015. Share-based compensation for Q2 2015 was $0.8 million compared to the $0.2 million expense recorded in Q2 2014.

Exploration and project development expenses of $2.5 million in Q2 2015 compared to $2.3 million incurred in Q2 2014. The expenses recorded in each quarter primarily related to exploration and project development activities near the Company’s existing mines, at select greenfield projects, and on the holding and maintenance costs associated with the Navidad project. During Q2 2015 there were no significant developments affecting the status of the Navidad project.

Pan American Silver Corp.	21

Foreign exchange gains in Q2 2015 were $1.0 million compared to a foreign exchange (“FX”) gain of $3.4 million in Q2 2014. The quarter over quarter decrease in the FX gain is largely due to offsetting FX losses in Q2 2015 arising on Mexican Peso (“MXN”) devaluation on higher MXN denominated treasury balances, compared to FX gains due to MXN appreciation in Q2 2014. These increased FX losses had a larger offset to FX gains experienced in each Q2 2015 and Q2 2014 from: (i) Argentine Peso (“ARS”) denominated debt and ARS devaluation in both Q2 2015 and Q2 2014; and, (ii) by the Company’s CAD treasury balances with the CAD appreciating in each Q2 2015 and Q2 2014.

Interest and finance expense for Q2 2015 was $2.3 million, $1.3 million less than the $3.5 million in Q2 2014, and consisted of accretion of the Company’s closure liabilities and interest expense associated with short term loans, leases and the outstanding convertible notes. The quarter over quarter decrease is due to a quarter over quarter reduction of implied interest rates on loans payable.

Investment income for Q2 2015 totaled $0.3 million compared to $0.6 million earned in Q2 2014 and continued to consist mainly of interest income and net gains from the sales of the securities within the Company’s short-term investment portfolio.

Income taxes for Q2 2015 were a recovery of $1.1 million, a $9.5 million decrease from the $8.4 million income tax provision recorded in Q2 2014 and were comprised of current and deferred income taxes. The decrease in the provision for income taxes was primarily a consequence of decreased taxable earnings generated at our operations as well as the effects of various temporary and permanent differences as shown in the table below. These resulted in effective tax rates that vary considerably from the comparable period and from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to earnings before income taxes, as set out in the table that follows. The main factors which have affected the effective tax rates for the three months ended June 30, 2015 and the comparable period of 2014 were foreign tax rate differences, FX rate changes, non-deductible expenses, non-recognition of certain deferred tax assets, mining taxes paid, and withholding taxes on payments from foreign subsidiaries. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Loss (earnings) before taxes	(8,392)	2,749	(21,476)	18,202
Statutory tax rate	26.00%	26.00%	26.00%	26.00%
Income tax (recovery) expense based on above rates	$(2,182)	$715	$(5,584)	$4,733
Increase (decrease) due to:
Non-deductible expenses	804	745	1,699	1,736
Foreign tax rate differences	(2,265)	(1,089)	(3,509)	(90)
Change in net deferred tax assets not recognized:
- Argentina exploration expenses	913	593	2,062	776
- Other changes in valuation allowances	(2,596)	(1,962)	(2,015)	327
Non-taxable unrealized (gains)/losses on derivative financial instruments	(11)	141	(71)	167
Effect of other taxes paid (mining and withholding)	(209)	2,867	3,067	4,493
Non-deductible foreign exchange (gain)/loss	2,852	1,370	8,146	(395)
Change to temporary differences on inventory	-	2,647	-	2,647
Other	1,601	2,401	1,813	2,727
	$(1,093)	$8,428	$5,608	$17,121
Effective tax rate	13.02%	306.58%	(26.11)%	94.06%

Pan American Silver Corp.	22

•	Statement of Cash Flows: Q2 2015 versus Q2 2014 2014

Cash flow from operations in Q2 2015 generated $20.6 million, $28.2 million less than the $48.7 million generated in Q2 2014. The operating cash flow decrease was predominantly due to the decline in cash revenue in Q2 2015 compared to Q2 2014. This reduction to cash revenue arose on the decline in metal prices as previously described in the Income Statement section of this MD&A. In addition, tax payments of $7.7 million were made in Q2 2015, $3.6 million higher than in the comparable quarter of 2014. Offsetting this decrease was a $5.2 million positive variance in quarter over quarter non-cash working capital changes. The major difference in non-cash working capital movements arose on the timing of accounts payable and accrued liability balances (“Payables”) and trade and other receivables balances (“Receivables”). Payables changes in Q2 2015 resulted in an $8.9 million source of cash compared to a $2.1 million use of cash in Q2 2014. Partially offsetting this variance were changes in Receivables resulting in a $4.9 million use of cash in Q2 2015 compared to a $0.2 million use of cash in Q2 2014.

Investing activities generated $63.9 million in Q2 2015, inclusive of $92.7 million generated on net sales of short-term investments. The balance of Q2 2015 investing activities consisted primarily of spending $29.6 million on mineral property plant and equipment capital at the Company’s mines and projects as previously described in the Operating Performance section of this MD&A. In Q2 2014, investing activities used $17.3 million inclusive of $19.5 million generated on net sales of short-term investments, and $36.9 million spent on mineral property plant and equipment capital at the Company’s various operations and projects.

Financing activities in Q2 2015 used $11.7 million compared to $30.9 million in Q2 2014. Cash used in financing activities in Q2 2015 consisted of $7.6 million paid as dividends to shareholders, $1.2 million generated from additional short term debt proceeds and $5.1 million of lease repayments. In Q2 2014 $18.9 million in dividends were paid, $11.8 million was spent in short-term debt repayment (net of proceeds), and $0.1 million of lease payments were made.

•	Income Statement: H1 2015 versus H1 2014

A net loss of $27.1 million recorded in H1 2015 compared to net income of $1.1 million in H2 2014, which corresponds to a basic loss per share of $0.18 and basic earnings per share of $0.01 in H1 2015 and H1 2014, respectively.

Pan American Silver Corp.	23

The following table highlights the key items that resulted in the net loss in H1 2015 as compared to the net income recorded in H1 2014:

H1 2014 net income (in thousands of USD)		$1,081
Decreased revenue:
Lower realized metal prices	$(57,275)
Higher quantities of metal sold	7,686
Increased settlement adjustments	(5,841)
Increased treatment and refining charges	(2,837)
Total decrease in H1 revenue		$(58,267)
Decreased cost of sales:
Lower production costs and royalty charges	$20,173
Higher depreciation and amortization	(2,049)
Total decrease in H1 cost of sales		$18,124
Decreased income taxes		11,513
Increased gain on commodity contracts asset sales and derivatives		3,344
Decreased interest and finance expense		1,839
Decreased general and administrative expense		798
Increased foreign exchange loss		(3,232)
Decreased other and investment income, net		(1,318)
Increased exploration and project development expense		(966)
H1 2015 net loss		$(27,084)

The $28.2 million period over period decrease in net income was primarily due to $40.1 million lower in mine operating earnings, which was largely attributable to lower realized metal prices in H1 2015 compared to those in H1 2014. Partially offsetting these negative impacts on revenue were positive variances in production costs (partially resulting from favorable exchange rate differences), royalty costs, income taxes and gains on commodity contracts.

Revenue for H1 2015 was $352.3 million, a 14% decrease from H1 2014 revenues of $410.6 million. The major factors behind the revenue decrease: were (i) a $57.3 million price variance from lower metal prices realized for all metals, except zinc; (ii) a $5.8 million increase in negative settlement adjustments; and (iii); and, $2.8 million increase in treatment and refining charges. Offsetting these revenue effects was a positive $7.7 million variance from higher quantities of copper and gold sold, net of lower quantities of other metals sold.

Realized prices in H1 2015 for all metals sold, other than zinc, decreased from those realized in H1 2014. Copper, silver, and lead prices experienced the most significant decreases, falling 18%, 17% and 11%, respectively. Silver sales volumes in H1 2015 were 3% lower than H1 2014 due to lower period over period amounts of payable silver production. Copper sales volumes in H1 2015 were almost twice H1 2014 copper sales, a direct result of the increased copper production, while Q2 2015 zinc sales volumes were down 18% from H1 2014 a result of the decreased quarter over quarter zinc production.

Mine operating earnings of $1.7 million in H1 2015 were $40.1 million lower than the $41.8 million of mine operating earnings generated in H1 2014. The decrease in mine operating earnings was primarily the result of the previously discussed $58.3 million decrease in revenues. Period over period production costs decreased by $15.9 million primarily the result of: (i) $22.9 million less in negative NRV adjustments to inventory; (ii) direct production cost reductions at certain mines (partially resulting from favorable exchange rate differences), particularly at the Dolores mine; (iii) lower period over period quantities of metal sold at Manantial Espejo, partially offset by increased period over period quantities of metal sold at Dolores. H1 2015 royalties of $12.6 million were $4.2 million lower than those in H1 2014, mainly a result of the decline in metal prices. Depreciation and amortization of $77.2 million and $75.2 million in H1 2015 and H1 2014, respectively, was comparable, changing less than 3%.

Pan American Silver Corp.	24

General and administrative (“G&A”) expense including share-based compensation expense in H1 2015 and H1 2014 was $10.5 million and $11.3 million, respectively. Similar to the quarter over quarter change, the 7% reduction resulted primarily from the devaluation in the CAD from H2 2014 to H2 2015. Share-based compensation for H1 2015 was $1.6 million, similar to the $1.4 million expense recorded in H1 2014.

Exploration and project development expenses of $6.2 million in H1 2015 compared to $5.3 million in H1 2014. Similar to the quarter over quarter explanation, exploration and project development expenses related to activities near the Company’s existing mines and at select greenfield projects, and on the holding and maintenance costs associated with the Navidad project.

FX losses in H1 2015 were $5.4 million compared to FX losses of $2.1 million in Q2 2014. The period over period increase in FX losses is largely due to losses on the Company’s CAD treasury balances as the CAD devalued against the US dollar 7% in H1 2015 and was essentially constant in H1 2014. Partial offsets from FX gains on Argentinean monetary liabilities were more significant in H1 2014 as the ARS devalued against the USD by 24% during H1 2014 compared to a devaluation of 6% in H1 2015.

Interest and finance expense for H1 2015 was $4.5 million, $1.8 million less than the $6.3 million recorded in H1 2014. The $1.8 million reduction from H2 2014 to H2 2015 is the result of a reduction in the implied interest rates on loans payable.

Investment income for H1 2015 was $0.6 million compared to $1.2 million in H1 2014 and also consisted mainly of interest income and net gains from the sales of securities within the Company’s short-term investment portfolio.

Income taxes for H1 2015 was a provision of $5.6 million, an $11.5 million decrease from the $17.1 million income tax provision recorded in H1 2014 and was comprised of current and deferred income taxes. The period over period decrease in the provision was primarily a consequence of decreased taxable earnings generated in H1 2015 compared to H1 2014, as well as the effects of various temporary and permanent differences as shown in the table above. The main factors that affected the effective tax rates for the six months ended June 30, 2015 and 2014 were foreign tax rate differences, FX rate changes, non-deductible expenses, non-recognition of certain deferred tax assets, mining taxes paid, and withholding taxes on payments from foreign subsidiaries.

•	Statement of Cash Flows : H1 2015 versus H1 2014

Cash flow from operations in H1 2015 generated $32.4 million, $52.5 million less than the $84.9 million generated in H1 2014. The operating cash flow decrease was predominantly due to the decline in cash revenue that arose on the previously discussed decline in metal prices. Offsetting this decrease were $4.3 million less in income taxes paid in H1 2015 compared to H1 2014, and a $13.8 million positive variance in non-cash working capital. The major difference in non-cash working capital movements arose on the timing of Receivables, and Prepaids. Receivables resulted in a $2.5 million use of cash in H1 2015 compared to a $21.4 million use of cash in H1 2014.

Investing activities generated $30.5 million in H1 2015, inclusive of $91.5 million generated on net sales of short-term investments. The balance of H1 2015 investing activities consisted primarily of spending $62.0 million on mineral properties plant and equipment. In H1 2014, investing activities used $102.0 million inclusive of $28.2 million used on net purchases of short-term investments, and $73.7 million spent on mineral properties plant and equipment at the Company’s various operations and projects.

Pan American Silver Corp.	25

Financing activities in H1 2015 used $26.7 million compared to $53.6 million in H1 2014. Cash used in financing activities in H1 2015 consisted of $26.5 million paid as dividends to shareholders, $6.5 million generated from additional short term debt proceeds and $6.4 million of lease repayments. In H1 2014, $37.9 million in dividends were paid, $14.5 million was spent in short-term debt repayment (net of proceeds), and $1.2 million of lease payments were made.

Liquidity Position

The Company’s cash balance at June 30, 2015 was $182.7 million, which was an increase of $72.7 million from the balance at March 31, 2015, while the balance of the Company’s short-term investments at June 30, 2015 was $92.2 million, a decrease of $90.3 million from the balance at March 31, 2015. The combined liquidity decrease in Q2 2015 of $17.5 million resulted primarily from $29.6 million in capital expenditures on property, plant and equipment, and $7.6 million utilized for the payment of dividends, partially offset by $20.6 million in cash generated in operating activities. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances.

Working capital at June 30, 2015 was $469.8 million, a decrease of $18.7 million from March 31, 2015 working capital of $488.5 million. The decrease in working capital was mainly due to the previously described $17.5 million decrease in cash and short-term investments, while movements in other working capital accounts netted to $1.2 million increase, as a $6.4 million increase in accounts payable and accrued liabilities, a $5.9 million decrease in income tax receivable and a $2.7 million decrease in inventories, were partially offset by a $6.6 million decrease in current income tax liabilities and a $5.3 million increase in trade and other receivables.

The Company’s financial position at June 30, 2015 and the operating cash flows that are expected over the next twelve months lead management to believe that the Company’s liquid assets are sufficient to fund currently planned capital expenditures for existing operations and to discharge liabilities as they come due. The Company remains well positioned to take advantage of further strategic opportunities as they become available.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

Capital Resources

Total attributable shareholders’ equity at June 30, 2015 was $1,510.3 million, a decrease of $52.7 million from December 31, 2014, primarily because of the $27.1 million net loss for H1 2015 and $26.5 million in dividends paid. As of June 30, 2015, the Company had approximately 151.6 million common shares outstanding for a share capital balance of $2,296.7 million (December 31, 2014 – 151.6 million and $2,296.7 million). The basic weighted average number of common shares outstanding was 151.6 million and 151.5 million for the six months ended June 30, 2015, and 2014, respectively.

Pan American Silver Corp.	26

On December 17, 2014, the Company announced that the Toronto Stock Exchange (the “TSX”) accepted the Company’s notice of its intention to make a normal course issuer bid (“NCIB”) to purchase up to 7,575,290 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares. The period of the bid began on December 22, 2014 and will continue until December 21, 2015 or an earlier date should the Company complete its purchases. This is the Company’s fourth consecutive NCIB program. However, no shares have been repurchased under this current program up until the date of this MD&A. Under the Company’s previous program that ended on December 4, 2014, nil shares were purchased. Since initiating share buy backs in 2011, the Company has acquired and cancelled approximately 6.5 million of its shares.

Purchases pursuant to the NCIB are required to be made on the open market through the facilities of the TSX and the NASDAQ at the market price at the time of acquisition of any common shares, and in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws. Pan American is not obligated to make any further purchases under the program. All common shares acquired by the Company under the share buy-back programs have been cancelled and purchases were funded out of Pan American’s working capital.

Pan American maintains the NCIB because, in the opinion of its Board of Directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects. The Company believes that in such circumstances, the outstanding common shares represent an appealing investment for Pan American since a portion of the Company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the share buy-back program.

A copy of the Company’s notice of its intention to make a NCIB filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

As at June 30, 2015, the Company had approximately 1.1 million stock options outstanding, with exercise prices in the range of CAD $11.49 to CAD $40.22 and a weighted average life of 57 months. 0.8 million of the stock options were vested and exercisable at June 30, 2014 with an average weighted exercise price of CAD $21.93 per share.

The following table sets out the common shares, warrants and options outstanding as at the date of this MD&A:

Outstanding as at August 13, 2015
Common shares	151,643,372
Options	1,114,065
Total	152,757,437

Additionally, as described in the June 30, 2015 unaudited condensed interim consolidated financial statements in the note entitled Long Term Debt (Note 14), the Company has outstanding convertible notes associated with the Minefinders acquisition that could result in the issuance of a variable amount of common shares.

On April 15, 2015, the Company entered into a senior secured revolving credit facility (the "Facility") with a syndicate of eight lenders. The Facility is a US$300 million secured revolving line of credit that matures on April 15, 2019 and is available for general corporate purposes, including acquisitions. The terms of the Facility provide the Company with the flexibility of various borrowing and letter of credit options. With respect to loans drawn based on the average annual rate of interest at which major banks in the London interbank market are offering deposits in US Dollars ("LIBOR"), the interest margin on such loan is between 2.125% and 3.125% over LIBOR, depending on the Company's leverage ratio at the time of a specified reporting period. At the date of this MD&A, no drawings had been made under the Facility.

Pan American Silver Corp.	27

Financial Instruments

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts.

A part of the Company’s operating and capital expenditures is denominated in local currencies other than the USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. The Company held cash and short-term investments of $23.9 million in CAD, $26.8 million in Mexican Pesos, $2.6 million in Peruvian Soles, and $1.3 in Bolivian Bolivianos (“BOB”) at June 30, 2015. The Company had no open foreign currency forward contract positions at the end of Q2 2015 and at the date of this MD&A. During Q2 2015, the Company maintained short term bank loans in Argentina and at June 30, 2015 had a balance outstanding of $23.9 million (December 31, 2014: $17.6 million). These loans were denominated in USD and Argentine Pesos as at June 30, 2015 and December 31, 2014, respectively, and were drawn for the purposes of short-term cash management and to partially offset the foreign exchange exposure of holding local currency denominated financial assets.

During Q1 2015, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices (the “Diesel Swaps”). The Diesel Swaps had an initial notional value of $13.0 million of which $9.9 million remained outstanding as of June 30, 2015. The Company recorded gains of $0.9 million and $1.5 million on the Diesel Swaps in Q2 2015 and H1 2015, respectively. Of these gains, $0.5 million and $0.6 million was realized in Q2 2015 and H1 2015, respectively. No such gains or losses were recorded in Q2 2014 or H1 2014.

During Q2 2015, the Company entered into copper swap contracts designed to fix or limit the Company’s exposure to lower copper prices (the “Copper Swaps”). The Copper Swaps were on 4,080 metric tonnes (“MT”) of copper at an average fixed price of $6,044 USD/MT. As of June 30, 2015 3,060 MT of the Copper Swaps remained outstanding. The Company recorded gains of $0.8 million on the Copper Swaps in Q2 2015 and H1 2015, inclusive of a negligible realized loss.

Other than the Diesel and Copper Swaps there were no other gains or losses on any commodity or foreign currency contracts in either Q2 2015 or Q2 2014.

The Company’s share purchase warrants with an exercise price of CAD $35.00 per share expired in December 2014. During Q2 2014 and H1 2014, the Company recorded gains on the revaluation of the share purchase warrants of $0.1 and $0.2 million, respectively.

The carrying value of the conversion feature on convertible notes assumed by the Company in the Minefinders transaction is at fair value; while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.

Pan American Silver Corp.	28

The conversion feature of the convertible notes was reflected at fair value and is adjusted each period. The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative were recognized initially at their respective fair values. The embedded derivative is now recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized as amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date. Assumptions used in the fair value calculation of the embedded derivative component at June 30, 2015 were expected stock price volatility of 40%, expected life of 0.5 years, and expected dividend yield of 3.3%.

During Q2 2015 and Q2 2014, the Company recorded a gain (loss) on the revaluation of the conversion feature of the convertible notes of $0.05 and $(0.6) million, respectively. During H1 2015 and H1 2014, the Company recorded a gain (loss) on the revaluation of the conversion feature of the convertible notes of $0.3 and $(0.8) million, respectively.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Contractual Commitments and Contingencies

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material, other than those disclosed in this MD&A and the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2015 and 2014, and the related notes contained therein.

Pan American Silver Corp.	29

The Company had the following contractual obligations at June 30, 2015:

Payments due by period
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$118,155	$118,155	$-	$-	$-
Loan obligation (Note 11)	24,110	24,110	-	-	-
Finance lease obligations(1)	2,603	2,032	571	-	-
Severance accrual	3,593	228	785	366	2,214
Provisions	4,846	3,142	445	735	524
Income taxes payable	14,625	14,625	-	-	-
Restricted share units (“RSUs”) (3) (Note 16)	2,068	1,371	697	-	-
Performance share units (“PSUs”) (4)	267	-	267	-	-
Current portion of long term debt (5)	36,235	36,235	-	-	-
Total contractual obligations(6)	$206,502	$199,898	$2,765	$1,101	$2,738

(1)	Includes lease obligations in the amount of $2.6 million (December 31, 2014 - $8.4 million) with a net present value of $2.6 million (December 31, 2014 - $8.0 million) discussed further in Note 13 of the Q2 2015 Unaudited Consolidated Financial Statements.
(2)	Includes all current liabilities as per the statement of financial position plus items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

June 30, 2015		Future interest component	Within 1 year
Current portion of:
Accounts payable and other liabilities	$118,155	$-	$118,155
Loan obligation	23,899	211	24,110
Current severance liability	228	—	228
Current portion of finance lease	1,989	43	2,032
Employee Compensation PSU’s & RSU’s	988	383	1,371
Convertible note	35,392	843	36,235
Provisions	3,142	-	3,142
Income tax payable	14,625	-	14,625
Total contractual obligations within one year	$198,418	$1,480	$199,898
(3)	Includes RSU obligation in the amount of $2.1 million (December 31, 2014 – $2.2 million) that will be settled in cash. The RSUs vest in two instalments, 50% one year from date of grant and 50% two years from date of grant.
(4)	Includes PSU obligation in the amount of $0.3 million (December 31, 2014- $nil) that will be settled in cash. The PSU’s vest three years from date of grant.
(5)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 14 of the Q2 2015 Unaudited Consolidated Financial Statements for further details.
(6)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 15 of the Q2 2015 Unaudited Consolidated Financial Statements, and deferred tax liabilities.

Related Party Transactions

No related party transactions occurred in Q2 2015. During the six months ended June 30, 2014, a company indirectly owned by a trust of which a past director of the Company, Robert Pirooz, is a beneficiary, was paid approximately $1.4 million, for consulting services, inclusive of a termination of services payment which was charged to general and administrative costs.  These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Alternative Performance (non-GAAP) Measures

•	AISCSOS

We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business given it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated earnings and cash flow. To facilitate a better understanding of this measure as calculated by the Company, the following table provides the detailed reconciliation of this measure to the applicable cost items, as reported in the consolidated income statements for the respective periods:

Pan American Silver Corp.	30

		Three months ended June 30,		Six months ended June 30,
(In thousands of USD, except as noted)		2015	2014(1)	2015	2014(1)
Direct operating costs		$130,327	$135,858	$271,362	$264,427
Net realizable value (“NRV”) inventory adjustments		1,520	10,018	(10,541)	12,327
Production costs		$131,847	$145,876	$260,821	$276,754
Royalties		6,606	6,429	12,609	16,849
Smelting, refining and transportation charges(2)		23,733	19,158	43,521	40,684
Less by-product credits(2)		(93,525)	(94,793)	(191,425)	(190,229)
Cash cost of sales net of by-products(4)		$68,661	$76,670	$125,526	$144,058

Sustaining capital(3)		$17,746	$24,411	$34,273	$49,109
Exploration and project development		2,494	2,302	6,248	5,282
Reclamation cost accretion		810	801	1,620	1,620
General & administrative expense		4,798	5,718	10,498	11,296
All-in sustaining costs(4)	A	$94,509	$109,902	$178,165	$211,365
Payable ounces sold (in thousands)	B	6,538	6,113	12,413	12,848
All-in sustaining cost per silver ounce sold, net of by-products	A/B	$14.46	$17.98	$14.35	$16.45
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV) adjustments)		$14.22	$16.34	$15.20	$15.49
(1)	In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company’s San Vicente operation compared to the Company’s other operations. As such previously reported AISCSOS for the San Vicente operation have been revised to quantify AISCSOS with a methodology consistent with that used by Company’s other operations. The effect of this revision for the three and six months ended June 30, 2014 was a $0.25 and $0.37 decrease to the Company’s previously reported consolidated AISCSOS of $18.23 and $16.82 respectively.
(2)	Included in the revenue line of the unaudited condensed interim consolidated income statements and are reflective of realized metal prices for the applicable periods.
(3)	Please refer to the table below.
(4)	Totals may not add due to rounding.

As part of the AISCSOS measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as investment capital) is not. Inclusion of sustaining capital only is a better measure of capital costs associated with current ounces sold as opposed to investment capital, which is expected to increase future production. For the periods under review, the below noted items associated with the La Colorada expansion project, and Dolores’ leach pad and other expansionary expenditures are considered investment capital projects.

Reconciliation of payments for mineral property, plant and equipment and sustaining capital	Three months ended June 30,		Six months ended June 30,
(in thousands of USD)	2015	2014	2015	2014
Payments for mineral property, plant and equipment(1)	$29,558	$36,894	$62,004	$73,705
Add/(Subtract)
Advances received for leases	-	535	920	1,714
Non-Sustaining capital (Dolores and La Colorada projects, and other)	(11,812)	(13,018)	(28,651)	(26,310)
Sustaining Capital(2)	$17,746	$24,411	$34,273	$49,109
(1)	As presented on the unaudited condensed interim consolidated statements of cash flows.
(2)	Totals may not add due to rounding

Pan American Silver Corp.	31

Three months ended June 30, 2015 (1) (in thousands of USD except as noted)
AISCSOS	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total (1)
Direct Operating Costs	$13,685	$32,157	$14,534	$16,609	$16,488	$9,156	$27,700		$130,327
Net Realizable Value Adjustments	-	(11)	188	-	-	-	1,343		1,520
Production costs	$13,685	$32,146	$14,722	$16,609	$16,488	$9,156	$29,043		$131,847
Royalties	115	1,360	73	-	-	4,054	1,005		6,606
Smelting, refining and other direct selling charges	2,992	36	218	6,818	8,404	3,005	2,260		23,733
Less by-product credits	(6,345)	(24,605)	(3,129)	(15,730)	(19,231)	(2,477)	(22,008)		(93,525)
Cash cost of sales net of by-products	$10,447	$8,937	$11,883	$7,698	$5,661	$13,739	$10,299		$68,661
Sustaining capital	2,125	6,122	-	2,562	1,430	1,019	4,488		17,746
Exploration	1	148	(1)	371	123	-	-	1,853	2,494
Reclamation cost accretion	59	90	58	150	96	56	274	26	810
General & Administrative expense	-	-	-	-	-	-	-	4,798	4,798
All-in sustaining costs (1)	$12,631	$15,297	$11,940	$10,781	$7,310	$14,814	$15,061	$6,676	$94,509

Payable silver ounces sold	1,305,447	1,110,000	718,277	763,997	481,576	1,246,629	911,665		6,537,592

All-in Sustaining Costs per Silver Ounce Sold	$9.68	$13.78	$16.62	$14.11	$15.18	$11.88	$16.52		$14.46
All-in Sustaining Costs per Silver Ounce Sold (Excludes NRV adj.)	$9.68	$13.79	$16.36	$14.11	$15.18	$11.88	$15.05		$14.22

(1) Totals may not add due to rounding.

Six months ended June 30, 2015 (1) (in thousands of USD except as noted)
AISCSOS	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total (1)
Direct Operating Costs	$26,561	$70,102	$32,160	$33,663	$35,022	$14,833	$59,022		$271,362
Net Realizable Value Adjustments		(13,620)	(290)	-	-	-	3,370		(10,541)
Production costs	$26,561	$56,482	$31,870	$33,663	$35,022	$14,833	$62,392		$260,821
Royalties	221	2,810	168	-	-	7,612	1,799		12,609
Smelting, refining and other direct selling charges	5,941	67	318	13,285	15,154	4,556	4,201		43,521
Less by-product credits	(12,008)	(50,697)	(9,051)	(29,346)	(35,277)	(6,183)	(48,862)		(191,425)
Cash cost of sales net of by-products	$20,714	$8,663	$23,304	$17,602	$14,898	$20,818	$19,530		$125,526
Sustaining capital	4,186	11,032	-	4,880	3,323	1,483	9,367		34,273
Exploration	2	335	1	444	291	-	-	5,174	6,248
Reclamation cost accretion	119	181	116	300	192	113	548	51	1,620
General & Administrative expense	-	-	-	-	-	-	-	10,498	10,498
All-in sustaining costs (1)	$25,021	$20,211	$23,421	$23,226	$18,705	$22,414	$29,445	$15,723	$178,165

Payable silver ounces sold	2,615,595	2,260,000	1,508,277	1,497,726	979,441	1,834,493	1,717,093		12,412,623

All-in Sustaining Costs per Silver Ounce Sold	$9.57	$8.94	$15.53	$15.51	$19.10	$12.22	$17.15		$14.35
All-in Sustaining Costs per Silver Ounce Sold (Excludes NRV adj.)	$9.57	$14.97	$15.72	$15.51	$19.10	$12.22	$15.19		$15.20

(1) Totals may not add due to rounding.

Pan American Silver Corp.	32

Three months ended June 30, 2014 (1) (in thousands of USD except as noted)
AISCSOS	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total (1)
Direct Operating Costs	$12,237	$28,395	$15,970	$20,457	$18,969	$4,992	$34,839		$135,858
Net Realizable Value Adjustments		8,155					1,863		10,018
Production costs	$12,237	$36,550	$15,970	$20,457	$18,969	$4,992	$36,702		$145,876
Royalties	112	1,118	127		-	4,184	887		6,429
Smelting, refining and other direct selling charges	2,895	39	155	7,799	4,435	1,820	2,016		19,158
Less by-product credits	(5,921)	(18,309)	(5,521)	(18,750)	(13,783)	(1,866)	(30,642)		(94,793)
Cash cost of sales net of by-products	$9,322	$19,398	$10,731	$9,506	$9,620	$9,129	$8,963		$76,670
Sustaining capital	4,918	6,406	115	3,719	3,307	809	5,136		24,411
Exploration	2	283	84	653	150	-	160	971	2,302
Reclamation cost accretion	59	91	58	150	96	56	264	26	801
General & Administrative expense	-	-	-	-	-	-	-	5,718	5,718
All-in sustaining costs (1)	$14,302	$26,178	$10,988	$14,027	$13,173	$9,995	$14,522	$6,715	$109,902

Payable silver ounces sold	1,171,986	909,000	1,012,495	835,696	521,404	541,806	1,120,143		6,112,529

All-in Sustaining Costs per Silver Ounce Sold	$12.20	$28.80	$10.85	$16.79	$25.26	$18.45	$12.96		$17.98
All-in Sustaining Costs per Silver Ounce Sold (Excludes NRV adj.)	$12.20	$19.83	$10.85	$16.79	$25.26	$18.45	$11.30		$16.34

(1) Totals may not add due to rounding.

Six months ended June 30, 2014 (1) (in thousands of USD except as noted)
AISCSOS	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total (1)
Direct Operating Costs	$24,456	$63,639	$32,072	$37,617	$35,037	$15,872	$55,735		$264,427
Net Realizable Value Adjustments		10,463					1,863		12,327
Production costs	$24,456	$74,103	$32,072	$37,617	$35,037	$15,872	$57,598		$276,754
Royalties	224	2,519	259	-	-	11,447	2,398		16,849
Smelting, refining and other direct selling charges	5,636	88	344	13,654	8,683	7,269	5,011		40,684
Less by-product credits	(11,738)	(41,169)	(11,584)	(33,591)	(26,688)	(4,965)	(60,494)		(190,229)
Cash cost of sales net of by-products	$18,579	$35,541	$21,090	$17,679	$17,032	$29,623	$4,513		$144,058
Sustaining capital	7,815	12,844	205	8,031	5,126	1,595	13,492		49,109
Exploration	5	659	93	1,053	338	-	262	2,872	5,282
Reclamation cost accretion	119	181	116	300	192	113	548	51	1,620
General & Administrative expense	-	-	-	-	-	-	-	11,296	11,296
All-in sustaining costs (1)	$26,518	$49,226	$21,503	$27,063	$22,688	$31,331	$18,815	$14,219	211,365

Payable silver ounces sold	2,335,279	1,977,000	2,019,772	1,488,428	1,017,859	2,024,156	1,985,349		12,847,842

All-in Sustaining Costs per Silver Ounce Sold	$11.36	$24.90	$10.65	$18.18	$22.29	$15.48	$9.48		$16.45
All-in Sustaining Costs per Silver Ounce Sold (Excludes NRV adj.)	$11.36	$19.61	$10.65	$18.18	$22.29	$15.48	$8.54		$15.49

(1) Totals may not add due to rounding.

•	Cash Costs per Ounce of Silver, net of by-product credits

Pan American produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

Pan American Silver Corp.	33

Cash costs per ounce, net of by-product credits, were utilized extensively in our internal decision making processes. We believe they are useful to investors as these metrics facilitate comparison, on a mine by mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period by period basis, and against the operations of our peers in the silver industry on a consistent basis. Cash costs per ounce is conceptually understood and widely reported in the silver mining industry. However, cash cost per ounce does not have a standardized meaning prescribed by GAAP and the Company’s method of calculating cash costs may differ from the methods used by other entities.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Total Cash Costs per ounce of Payable Silver, net of by-product credits		Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars except as noted)		2015	2014(1)	2015	2014(1)
Production costs		$131,847	$145,876	$260,821	$276,754
Add/(Subtract)
Royalties		6,606	6,429	12,609	16,849
Smelting, refining, and transportation charges		24,858	18,391	46,853	36,139
Worker’s participation and voluntary payments		(202)	(190)	(227)	(334)
Change in inventories		(1,245)	7,352	(17,649)	3,841
Other		(2,216)	(1,379)	(3,969)	(2,559)
Non-controlling interests(2)		(973)	(1,483)	(2,192)	(2,743)
Metal inventories recovery (write-down)		(1,520)	(10,018)	10,541	(12,327)
Cash Operating Costs before by-product credits(3)		157,155	164,978	306,787	315,620
Less gold credit		(51,885)	(47,858)	(96,817)	(106,468)
Less zinc credit		(17,444)	(20,463)	(33,948)	(40,600)
Less lead credit		(6,397)	(7,976)	(12,393)	(15,327)
Less copper credit		(22,473)	(10,886)	(37,946)	(21,216)
Cash Operating Costs net of by-product credits(3)	A	58,958	77,795	125,683	132,009

Payable Silver Production (koz.)	B	6,244	6,218	11,940	12,481
Cash Costs per ounce net of by-product credits	(A*$1000)/B	$9.44	$12.51	$10.53	$10.58
(1)	Previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian cash costs for 2014 have been adjusted to correct for this overstatement. The effect of these corrections for Q2 and H1 2014 was as follows: a $0.45 and $0.43 per ounce increase to consolidated cash costs; a $2.88 and $2.76 per ounce increase to Huaron cash costs; and a $1.17 and $1.25 per ounce increase to Morococha cash costs respectively.
(2)	Figures presented in the reconciliation table above are on a 100% basis as presented in the unaudited condensed interim consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company’s share of ownership only.
(3)	Figures in this table and in the associated tables below may not add due to rounding.

Pan American Silver Corp.	34

Three months ended June 30, 2015 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$16,257	$33,284	$15,082	$24,030	$23,435	$14,605	$28,706	$155,400
Less gold credit	b1	(687)	(24,030)	(3,337)	(42)	(511)	(65)	(23,166)	(51,838)
Less zinc credit	b2	(3,836)	-	-	(5,725)	(4,220)	(3,145)	-	(16,925)
Less lead credit	b3	(1,814)	-	-	(3,129)	(948)	(405)	-	(6,296)
Less copper credit	b4	-	-	(70)	(8,266)	(13,044)	-	-	(21,380)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(6,336)	$(24,030)	$(3,407)	$(17,161)	$(18,724)	$(3,615)	$(23,166)	$(96,440)
Cash Costs net of by-product credits	C=(A+B)	$9,922	$9,253	$11,675	$6,869	$4,711	$10,990	$5,540	$58,960

Payable ounces of silver (thousand)	D	1,263	1,110	766	767	482	961	896	6,244

Cash cost per ounce net of by-products	C/D	$7.85	$8.34	$15.25	$8.96	$9.78	$11.44	$6.18	$9.44
(1)	Totals may not add due to rounding.

Six months ended June 30, 2015(1)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$31,489	$64,058	$29,697	$48,585	$44,784	$28,129	$57,008	$303,749
Less gold credit	b1	(1,312)	(46,116)	(7,083)	(126)	(841)	(125)	(41,137)	$(96,740)
Less zinc credit	b2	(7,449)	-	-	(11,562)	(8,809)	(5,121)	-	(32,940)
Less lead credit	b3	(3,457)	-	-	(5,845)	(2,229)	(642)	-	(12,173)
Less copper credit	b4	-	-	(72)	(15,427)	(20,711)	-	-	(36,211)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(12,217)	$(46,116)	$(7,155)	$(32,961)	$(32,591)	$(5,887)	$(41,137)	$(178,064)
Cash Costs net of by-product credits	C=(A+B)	$19,272	$17,942	$22,541	$15,624	$12,193	$22,242	$15,871	$125,685

Payable ounces of silver (thousand)	D	2,469	2,099	1,446	1,504	919	1,855	1,647	11,940

Cash cost per ounce net of by-products	C/D	$7.80	$8.55	$15.59	$10.39	$13.27	$11.99	$9.63	$10.53
(1)	Totals may not add due to rounding.

Three months ended June 30, 2014 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$15,623	$34,742	$17,468	$27,248	$20.544	$14,672	$33,488	$163,786
Less gold credit	b1	(602)	(21,801)	(6,119)	(80)	(527)	-	(18,684)	(47,814)
Less zinc credit	b2	(3,375)	-	-	(6,733)	(6,978)	(2,652)	-	(19,738)
Less lead credit	b3	(1,791)	-	-	(3,149)	(2,524)	(286)	-	(7,750)
Less copper credit	b4	-	-	(18)	(8,325)	(2,346)	-	-	(10,689)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(5,768)	$(21,801)	$(6,137)	$(18,287)	$(12,375)	$(2,938)	$(18,684)	$(85,991)
Cash Costs net of by-product credits	C=(A+B)	$9,855	$12,941	$11,331	$8,961	$8,169	$11,734	$14,804	$77,795

Payable ounces of silver (thousand)	D	1,193	1,047	1,020	788	456	905	808	6,218

Cash cost per ounce net of by-products	C/D	$8.26	$12.36	$11.11	$11.37	$17.91	$12.96	$18.31	$12.51
(1)	Totals may not add due to rounding.

Pan American Silver Corp.	35

Six months ended June 30,2014 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$30,929	$67,964	$31,791	$51,899	$40,366	$30,225	$60,035	$313,209
Less gold credit	b1	(1,315)	(43,007)	(10,681)	(198)	(994)	-	(50,189)	(106,385)
Less zinc credit	b2	(6,632)	-	-	(12,854)	(13,877)	(5,770)	-	(39,133)
Less lead credit	b3	(3,720)	-	-	(5,974)	(4,679)	(534)	-	(14,907)
Less copper credit	b4	-	-	(118)	(15,395)	(5,262)	-	-	(20,775)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(11,667)	$(43,007)	$(10,799)	$(34,422)	$(24,812)	$(6,304)	$(50,189)	$(181,200)
Cash Costs net of by-product credits	C=(A+B)	$19,262	$24,957	$20,992	$17,477	$15,554	$23,921	$9,846	$132,009

Payable ounces of silver (thousand)	D	2,348	2,055	1,924	1,502	953	1,863	1,836	12,482

Cash cost per ounce net of by-products	C/D	$8.20	$12.14	$10.91	$11.64	$16.32	$12.84	$5.36	$10.58
(1)	Totals may not add due to rounding.

•	Adjusted Earnings and Basic Adjusted Earnings Per Share

Adjusted earnings is a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods, and items that are non-recurring. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods.

The following table shows a reconciliation of adjusted loss and earnings for the three and six months ended June 30, 2015 and 2014, to the net (loss) earnings for each period.

	Three months ended June 30,		Six months ended June 30,
Adjusted Earnings (loss) Reconciliation	2015	2014	2015	2014
Net (loss) earnings for the period	$(7,299)	$(5,679)	$(27,084)	$1,081
Adjust derivative loss (gain)	(45)	543	(274)	642
Adjust impairment of mineral property	-	-	-	-
Adjust unrealized foreign exchange (gains) losses	(3,079)	371	(1,006)	2,075
Adjust net realizable value of inventory	1,033	10,515	(1,003)	17,114
Adjust unrealized gain on commodity contracts	(1,370)	-	(1,913)	-
Adjust gain on sale of assets	(139)	(323)	(272)	(329)
Adjust acquisition costs	-	-	-	-
Adjust for effect of taxes	(340)	(3,610)	407	(5,939)
Adjusted (loss) earnings for the period	$(11,239)	$1,817	$(31,145)	$14,644
Weighted average shares for the period	151,643	151,503	151,643	151,501
Adjusted (loss) earnings per share for the period	$(0.07)	$0.01	$(0.21)	$0.10

•	Working Capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

Pan American Silver Corp.	36

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com), Form 40-F filed with the SEC, and the Audited Annual Consolidated Financial Statements for the year ended December 31, 2014. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

•	Foreign Jurisdiction Risk

Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia. All of these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia. As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation; economic and regulatory instability; military repression and increased likelihood of international conflicts or aggression; possible need to obtain political risk insurance and the costs and availability of this and other insurance; unreliable or undeveloped infrastructure; labour unrest; lack of availability of skilled labour; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to import and export and currency controls; changing fiscal regimes; high rates of inflation; the possible unilateral cancellation or forced renegotiation of contracts; unanticipated changes to royalty and tax regimes; extreme fluctuations in currency exchange rates; volatile local political and economic developments; uncertainty regarding enforceability of contractual rights; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; difficulties enforcing judgments obtained in Canadian or United States courts against assets and entities located outside of those jurisdictions; and increased public health concerns. In most cases, the effect of these factors cannot be accurately predicted.

The Company’s Mexican operations, Alamo Dorado and La Colorada, have suffered from armed robberies of doré in the past. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits. These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company. At this time, the Company believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company. Based on this assessment, the Company has not accrued any amounts. The Company will continue to monitor developments in Mexico to assess the potential impact of these amendments.

Pan American Silver Corp.	37

In 2013, the Mexican government introduced various 2014 tax reforms. Amongst other changes, the bill proposed a deductible royalty of 7.5% on mine operating income before certain deductions including amortization and depreciation as well as a 0.5% mining duty on mining companies’ precious metal revenue. In addition, the corporate income tax rate is expected to remain at 30% whereas it was previously forecast to be reduced to 28% by 2015. The Company has evaluated the effects of the tax reforms on our future cash flows and future earnings, and recorded a deferred tax charge of $86.0 million in the fourth quarter of 2013, in addition to incorporating the impact of the tax returns in our impairment models for the Company’s Mexican mining assets.

Local opposition to mine development projects has arisen periodically in some of the jurisdictions in which we operate, and such opposition has at times been violent. There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

Government regulation in Argentina related to the economy has increased substantially over the past few years. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. An example of the changing regulations which have affected the Company’s activities in Argentina was the Argentinean Ministry of Economy and Public Finance resolution in 2012 that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, shortly thereafter, the Ministry issued a revised resolution which extended the 15-day limit to 120 days and the effect of the delayed shipments and sales was made up during the remainder of 2012.

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

Pan American Silver Corp.	38

In September 2013, the provincial government of Santa Cruz, Argentina passed amendments to its tax code that introduced a new mining property tax with a rate of 1% to be charged annually on published proven reserves, which has the potential to significantly affect the Manantial Espejo mine as well as other companies operating in the province. The Company has in place certain contracts that could potentially affect or exempt the Company from having this new tax applicable and as such is evaluating its options with its advisors. The Company and other mining companies in the province have taken steps to challenge the legality and constitutionality of the tax.

On May 28, 2014, the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”). Among other things, the New Mining Law has established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and sets out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provides that all pre-existing contracts are to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to migration to a new form of agreement and may require renegotiation of some terms in order to conform to the New Mining Law requirements. We are assessing the potential impacts of the New Mining Law on our business and are awaiting further regulatory developments, but the primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. In the meantime, we understand that pre-existing agreements will be respected during the period of migration and we will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

•	Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Pan American Silver takes the view that its precious metals production should not be hedged, thereby, allowing the Company to maintain maximum exposure to precious metal prices. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts, as described under the “Financial Instruments” section of this MD&A. Since base metal and gold revenue are treated as a by-product credit for purposes of calculating cash costs per ounce of silver and AISCSOS, these non-GAAP measures are highly sensitive to base metal and gold prices. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. Subsequent to quarter end, the market prices of certain metals declined significantly and were below levels used in the Company’s most recent impairment test. If metal prices remain at these levels for an extended period of time, the Company may need to reassess its price assumptions, and a significant decrease in the price assumptions could be an indicator of potential impairment. A description of the impact of metal price changes on certain Company assets is included in the Key Assumption and Sensitivity sections included in both the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2014 (included in Note 11), and in the 2014 annual MD&A (included in the Income Statement analysis section).

Pan American Silver Corp.	39

•	Exchange Rate Risk

Pan American reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since the Company’s revenues are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. The local currencies that the Company has the most exposure to are the Peruvian soles (“PEN”), Mexican pesos (“MXN”) and Argentine pesos (“ARS”).

In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN and CAD and, from time to time, enters into forward currency positions to match anticipated spending as discussed in the section “Financial Instruments”.

The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s income statement.

•	Claims and Legal Proceedings

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex- or current employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Pan American. The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, Pan American may be involved in disputes with other parties in the future which may result in a material adverse impact on our financial condition, cash flow and results of operations. Please refer to Commitments and Contingencies Note 23 of the Q2 2015 Financial Statements for further information.

Significant Judgments and Key Sources of Estimation Uncertainty in the Application of Accounting Policies

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

Readers should also refer to Note 2 of the consolidated financial statements for the year ended December 31, 2014, for the Company’s summary of significant accounting policies.

Pan American Silver Corp.	40

Changes in Accounting Standards

There was no significant accounting standards or interpretations or any consequential amendments, required for the Company to adopt effective January 1, 2015.

a.	Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard and amendments on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Companies can elect to use either a full or modified retrospective approach when adopting this standard. On July 22, 2015, the IASB confirmed a one year deferral of the effective date of IFRS 15 to January 1, 2018. The Company is in the process of analyzing IFRS 15 and determining the effect on our consolidated financial statements as a result of adopting this standard.

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Disclosure Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)	are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)	are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting during the three months ended June 30, 2015 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Technical Information

Michael Steinmann and Martin Wafforn, each of whom are Qualified Persons, as the term is defined in NI 43-101, have reviewed and approved the contents of this MD&A.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MD&A THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS PRODUCED BY THE COMPANY; FUTURE CASH COSTS PER OUNCE OF SILVER AND ALL-IN SUSTAINING COSTS PER SILVER OUNCE SOLD; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING but NOT LIMITED TO THE laws in THE PROVINCE OF CHUBUT, ARGENTINA, WHICH CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, AMENDMENTS TO THE LABOUR and tax LAWS IN MEXICO. the introduction of the new mining property tax in santa cruz, argentina, AND THE NEW MINING LAW IN BOLIVIA, each of WHICH COULD PLACE ADDITIONAL FINANCIAL OBLIGATIONS ON OUR SUBSIDIARIES; THE CONTINUING NATURE OF HIGH INFLATION, RISING CAPITAL AND OPERATING COSTS, CAPITAL RESTRICTIONS AND RISKS OF EXPROPRIATION RELATIVE TO CERTAIN OF OUR OPERATIONS, PARTICULARLY IN ARGENTINA and bolivia, AND THEIR EFFECTS ON OUR BUSINESS; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; the successful implementation and effects of ONGOING OR FUTURE DEVELOPMENT and expansion PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO and canadian dollar VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

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